SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 3)
TRANSACTION STATEMENT UNDER SECTION 13 (e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
First BancTrust Corporation
(Name of the Issuer)
First BancTrust Corporation
FBT Merger Co.
(Name of Person(s) Filing Statement)
Common Stock
(Title of Class of Securities)
31868F 10 2

(CUSIP Number of Class of Securities)

Terry J. Howard	Copy to:
President and Chief Executive Officer First BancTrust Corporation 101 South Central Avenue Paris, Illinois 61944 (217) 465-6381 (Name, address and telephone number of person authorized to receive	Timothy E. Kraepel Howard & Howard Attorneys, P.C. 39400 Woodward Avenue, Suite 101 Bloomfield Hills, MI 48304-5151 (248) 645-1483
notices and communications on behalf of the person(s) filing statement)

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$305,569	$12.01

*	For purposes of calculating the fee only. This amount assumes the acquisition of 27,779 shares of common stock of the subject company acquired in the merger for $11.00 per share in cash (the “Total Consideration”). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0000393 of the Total Consideration.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12.01	Filing Party: First BancTrust Corporation

Form or Registration No.: Preliminary Schedule 13E-3	Date Filed: June 9, 2008

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
INTRODUCTION
          This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by First BancTrust Corporation, a Delaware corporation (the “Company”) in connection with the merger (the “Merger”) of FBT Merger Co., (a recently incorporated Delaware corporation formed solely for the purpose of effecting the Merger) with and into the Company, with the Company being the surviving corporation to the Merger. The Merger was effectuated on October 22, 2008 pursuant to an Agreement and Plan of Merger, dated effective as of April 21, 2008 between the Company and FBT Merger Co. (the “Merger Agreement”).
          The results of the 13e-3 Transaction are as follows:
     1. A special meeting of stockholders of the Company was held on October 21, 2008. At such special meeting, the Merger Agreement and the related 13e-3 Transaction were approved by the requisite vote of the stockholders of the Company in accordance with the Delaware General Corporation Law and the Company’s Certificate of Incorporation.
     2. The 13e-3 Transaction occurred on October 22, 2008, upon the effectiveness of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the time the 13e-3 Transaction became effective is referred to as the “Effective Time”). The Company was the surviving corporation in the 13e-3 Transaction.
     3. As of the Effective Time, (i) each share of the Company’s common stock, par value $0.01 per share (the “Common Stock”), held of record by a stockholder who owned, as of the close of business on October 21, 2008, fewer than 250 shares of Common Stock was converted into the right to receive $11.00 in cash from the Company; and (ii) each share of the Common Stock held of record by a stockholder who owned, as of such date, 250 or more shares of Common Stock was not affected by the Merger and remains outstanding.
     4. On or around November 3, 2008, a Form 15 will be filed with the Securities and Exchange Commission by the Company terminating the registration of the Common Stock under the Securities Exchange Act of 1934, as amended.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2008	FIRST BANCTRUST CORPORATION
	By:	/s/ Terry J. Howard
Terry J. Howard
President and Chief Executive Officer

FBT MERGER CO.
	By:	/s/ Terry J. Howard
Terry J. Howard
President